Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:
           Airship AI Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-281333)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Roth Capital Partners, LLC (“Roth”), as placement agent for the referenced offering, hereby concurs in the request by Airship AI Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on Thursday, August 29, 2024, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By: __/s/ Aaron M. Gurewitz___ ____
Name: Aaron M. Gurewitz
Title: President & Head of Investment Banking